

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Peter Beaven
Chief Financial Officer
BHP Group Ltd
171 Collins Street, Melbourne
Victoria 3000 Australia

Re: BHP Group Ltd
Form 20-F for the Fiscal Year Ended June 30, 2018
Filed September 18, 2018
File No. 001-09526

Dear Mr. Beaven:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining